

March 4, 2025

Neal Walker
Chief Executive Officer
Aclaris Therapeutics, Inc.
701 Lee Road, Suite 103
Wayne, PA 19087

> **Re: Aclaris Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 27, 2025**
> **File No. 333-285370**

Dear Neal Walker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Brinton